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                                                                   EXHIBIT 99.1

                   Factors Affecting Future Operating Results

         In this exhibit, "Lamar," "Lamar Advertising," the "Company," "we," "us" and "our" refer to Lamar Advertising Company and its consolidated subsidiaries, except where we make it clear that we are only referring to Lamar Media Corp., which is sometimes referred to herein as "Lamar Media."

      OUR DEBT AGREEMENTS AND THOSE OF OUR WHOLLY-OWNED, DIRECT SUBSIDIARY
        LAMAR MEDIA CORP. CONTAIN COVENANTS AND RESTRICTIONS THAT CREATE
                          THE POTENTIAL FOR DEFAULTS.

         The terms of the indenture relating to Lamar Advertising's outstanding notes, Lamar Media Corp.'s bank credit facility and the indentures relating to Lamar Media's outstanding notes restrict, among other things, the ability of Lamar Advertising and Lamar Media to:

o    dispose of assets;

o    incur or repay debt;

o    create liens; and

o    make investments.

         Lamar Media's ability to make distributions to Lamar Advertising is also restricted under the terms of these agreements.

         Under Lamar Media's bank credit facility we must maintain specified financial ratios and levels including:

o    interest coverage;

o    fixed charges ratio;

o    senior debt ratios; and

o    total debt ratios.

         If we fail to comply with these tests, the lenders have the right to cause all amounts outstanding under the bank credit facility to become immediately due. If this was to occur and the lenders decide to exercise their right to accelerate the indebtedness, it would create serious financial problems for us. Our ability to comply with these restrictions, and any similar restrictions in future agreements, depends on our operating performance. Because our performance is subject to prevailing economic, financial and business conditions and other factors that are beyond our control, we may be unable to comply with these restrictions in the future.

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 BECAUSE WE HAVE SIGNIFICANT FIXED PAYMENTS ON OUR DEBT, WE MAY LACK SUFFICIENT
CASH FLOW TO OPERATE OUR BUSINESS AS WE HAVE IN THE PAST AND MAY NEED TO BORROW
      MONEY IN THE FUTURE TO MAKE THESE PAYMENTS AND OPERATE OUR BUSINESS.

         We have borrowed substantial amounts of money in the past and may borrow more money in the future. At March 31, 2000, Lamar Advertising Company had approximately $288 million of convertible notes outstanding. At March 31, 2000, Lamar Media had approximately $1,420 million of debt outstanding consisting of approximately $869 million in bank debt, $527 million in various series of senior subordinated notes of Lamar Media and $24 million in various other short-term and long-term debt of Lamar Media. This debt of Lamar Advertising and Lamar Media represents approximately 55% of our total capitalization.

         A large part of our cash flow from operations must be used to make principal and interest payments on our debt. If our operations make less money in the future, we may need to borrow to make these payments. In addition, we finance most of our acquisitions through borrowings under Lamar Media's bank credit facility which presently has a total committed amount of $1 billion in term and revolving credit loans. At March 31, 2000, we had approximately $130 million available to borrow under this bank credit facility. Since our borrowing capacity under Lamar Media's bank credit facility is limited, we may not be able to continue to finance future acquisitions at our historical rate with borrowings under this bank credit facility. We may need to borrow additional amounts or seek other sources of financing to fund future acquisitions. We cannot guarantee that such additional financing will be available or available on favorable terms. We also may need the consent of the banks under Lamar Media's bank credit facility, or the holders of other indebtedness, to borrow additional money.

                     OUR BUSINESS COULD BE HURT BY CHANGES
                      IN ECONOMIC AND ADVERTISING TRENDS.

         We sell advertising space to generate revenues. A decrease in demand for advertising space could adversely affect our business. General economic conditions and trends in the advertising industry affect the amount of advertising space purchased. A reduction in money spent on our displays could result from:


         o a general decline in economic conditions;

         o a decline in economic conditions in particular markets where we conduct business;

         o a reallocation of advertising expenditures to other available media by significant users of our displays; or

         o a decline in the amount spent on advertising in general.

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     OUR OPERATIONS ARE IMPACTED BY THE REGULATION OF OUTDOOR ADVERTISING.

         Our operations are significantly impacted by federal, state and local government regulation of the outdoor advertising business.

         The federal government conditions federal highway assistance on states imposing location restrictions on the placement of billboards on primary and interstate highways. Federal laws also impose size, spacing and other limitations on billboards. Some states have adopted standards more restrictive than the federal requirements. Local governments generally control billboards as part of their zoning regulations. Some local governments have enacted ordinances which require removal of billboards by a future date. Others prohibit the construction of new billboards and the reconstruction of significantly damaged billboards, or allow new construction only to replace existing structures.

         Local laws which mandate removal of billboards at a future date often do not provide for payment to the owner for the loss of structures that are required to be removed. Some federal and state laws require payment of compensation in such circumstances. Local laws that require the removal of a billboard without compensation have been challenged in state and federal courts with conflicting results. Accordingly, we may not be successful in negotiating acceptable arrangements when our displays have been subject to removal under these types of local laws.

         Additional regulations may be imposed on outdoor advertising in the future. Legislation regulating the content of billboard advertisements has been introduced in Congress from time to time in the past. Additional regulations or changes in the current laws regulating and affecting outdoor advertising at the federal, state or local level may have a material adverse effect on our results of operations.

              OUR CONTINUED GROWTH THROUGH ACQUISITIONS MAY BECOME
             MORE DIFFICULT AND INVOLVES COSTS AND UNCERTAINTIES.

         We have substantially increased our inventory of advertising displays through acquisitions. Our operating strategy involves making purchases in markets where we currently compete as well as in new markets. However, the following factors may affect our ability to continue to pursue this strategy effectively.

o The outdoor advertising market has been consolidating, and this may adversely affect our ability to find suitable candidates for purchase.

o We are also likely to face increased competition from other outdoor advertising companies for the companies or assets that we wish to purchase. Increased competition may lead to higher prices for outdoor advertising companies and assets and decrease those that we are able to purchase.

o We do not know if we will have sufficient capital resources to make purchases, obtain any required consents from our lenders, or find acquisition opportunities with acceptable terms.

o From January 1, 1997 to March 31, 2000, we completed 164 transactions involving the purchase of complementary outdoor advertising assets. We must integrate these and other acquired assets and businesses into our existing operations. This process of integration may result in unforeseen


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     difficulties and could require significant time and attention from our management that would otherwise be directed at developing our existing business. Further, we cannot be certain that the benefits and cost savings that we anticipate from these purchases will develop.



    WE FACE COMPETITION FROM LARGER AND MORE DIVERSIFIED OUTDOOR ADVERTISERS
        AND OTHER FORMS OF ADVERTISING THAT COULD HURT OUR PERFORMANCE.

         We cannot be sure that in the future we will compete successfully against the current and future sources of outdoor advertising competition and competition from other media. The competitive pressure that we face could adversely affect our profitability or financial performance. Even though, as a result of the Chancellor Outdoor acquisition, we are the largest company focusing exclusively on outdoor advertising, we face competition from larger companies with more diversified operations which also include radio and other broadcast media. We also face competition from other forms of media, including television, radio, newspapers and direct mail advertising. We must also compete with an increasing variety of other out-of-home advertising media that include advertising displays in shopping centers, malls, airports, stadiums, movie theaters and supermarkets, and on taxis, trains and buses.

         In our logo sign business, we currently face competition for state-awarded service contracts from two other logo sign providers as well as local companies. Initially, we compete for state-awarded service contracts as they are privatized. Because these contracts expire after a limited time, we must compete to keep our existing contracts each time they are up for renewal.

      IF OUR CONTINGENCY PLANS RELATING TO HURRICANES FAIL, THE RESULTING
                        LOSSES COULD HURT OUR BUSINESS.

         Although we have developed contingency plans designed to deal with the threat posed to our advertising structures by hurricanes, we cannot guarantee that these plans will work. If these plans fail, significant losses could result.

         A significant portion of our structures is located in the Mid-Atlantic and Gulf Coast regions of the United States. These areas are highly susceptible to hurricanes during the late summer and early fall. In the past, we have incurred significant losses due to severe storms. These losses resulted from structural damage, overtime compensation, loss of billboards that could not be replaced under applicable laws and reduced occupancy because billboards were out of service.

         We have determined that it is not economical to obtain insurance against losses from hurricanes and other storms. Instead, we have developed contingency plans to deal with the threat of hurricanes. For example, we attempt to remove the advertising faces on billboards at the onset of a storm, when possible, which permits the structures to better withstand high winds during a storm. We then replace these advertising faces after the storm has passed. However, these plans may not be effective in the future and, if they are not, significant losses may result.


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        OUR LOGO SIGN CONTRACTS ARE SUBJECT TO STATE AWARD AND RENEWAL.

         A growing portion of our revenues and operating income come from our state-awarded service contracts for logo signs. We cannot predict what remaining states, if any, will start logo sign programs or convert state-run logo sign programs to privately operated programs. We compete with many other parties for new state-awarded service contracts for logo signs. Even when we are awarded a contract, the award may be challenged under state contract bidding requirements. If an award is challenged, we may incur delays and litigation costs.

         Generally, state-awarded logo sign contracts have a term, including renewal options, of ten to twenty years. States may terminate a contract early, but in most cases must pay compensation to the logo sign provider for early termination. Typically, at the end of the term of the contract, ownership of the structures is transferred to the state without compensation to the logo sign provider. Of our 20 logo sign contracts in place at March 31, 2000, three are subject to renewal in June, October and December 2000. We cannot guarantee that we will be able to obtain new logo sign contracts or renew our existing contracts. In addition, after we receive a new state-awarded logo contract, we generally incur significant start-up costs. We cannot guarantee that we will continue to have access to the capital necessary to finance those costs.

        OUR OPERATIONS COULD BE AFFECTED BY THE LOSS OF KEY EXECUTIVES.

         Our success depends to a significant extent upon the continued services of our executive officers and other key management and sales personnel. Kevin P. Reilly, Jr., our Chief Executive Officer, our nine regional managers and the manager of our logo sign business, in particular, are essential to our continued success. Although we have designed our incentive and compensation programs to retain key employees, we have no employment contracts with any of our employees and none of our executive officers have signed non-compete agreements. We do not maintain key man insurance on our executives. If any of our executive officers or other key management and sales personnel stopped working with us in the future, it could have an adverse effect on our business.